Exhibit 99.1

News Release

Orla Mining Reports Third Quarter 2023 Results

Another Strong Quarter of Production and Cash Generation

Vancouver, BC - November 13, 2023 - Orla Mining Ltd. (TSX: OLA; NYSE: ORLA) (“Orla” or the “Company”) today announces the results for the third quarter ended September 30, 2023.

(All amounts expressed in U.S. dollars unless otherwise stated)

Third Quarter 2023 Highlights

•	Gold production was 32,425 ounces and gold sold was 31,061 ounces (pre-released, October 16, 2023). Year to date gold production is 87,393 ounces. Company increased full year gold production guidance to a range of 110,000 to 120,000 ounces from its initial guidance range of 100,000 to 110,000 ounces.
•	All-in sustaining costs (“AISC”)[1] of $743 per ounce of gold sold during the third quarter 2023. Year to date AISC is $712 per ounce of gold. The Company remains on track to meet the revised full year AISC guidance for the full year 2023 of $700 to $800 per ounce of gold sold.
•	Adjusted earnings[1] for the third quarter was $6.6 million or $0.02 per share.
•	Net income for the third quarter was $5.4 million or $0.02 per share.
•	Cash flow from operating activities before changes in non-cash working capital during the third quarter was $21.8 million.
•	Exploration and project expenditure was $15.8 million during the quarter, of which $4.6 million was capitalized and $11.2 million was expensed. Advancement of exploration activities across the portfolio including intersection of polymetallic semi-massive to massive sulphides 450 metres down plunge of Camino Rojo Sulphides mineral resource.
•	The Company amended its $150 million credit facility into a fully revolving facility at a lower cost of capital, with ability to upsize to $200 million.
•	As at September 30, 2023, Orla’s cash balance was $132.8 million and net debt was $3.4 million. Subsequent to quarter end, the Company repaid $25 million towards its revolving credit facility, reducing the balance outstanding under the facility to $88.4 million.
•	The Company renewed its Union & Collective Bargaining Agreement (“CBA”) at Camino Rojo with 100% employee approval. The initial agreement was obtained in August and was formally ratified in early October. The agreement is valid for two years.
•	The Company continues to monitor recent events in Panama. The impact of these events on the Cerro Quema Project remains uncertain and rapidly changing. The Company will make an informed assessment of its strategy once additional information is available.

“The quarter was marked by continued operational outperformance at Camino Rojo and balance sheet strengthening. We have improved our annual production guidance range and we are on track to being in a net cash position shortly,” said Jason Simpson, President and Chief Executive Officer of Orla. “We are also pleased to have renewed the collective bargaining agreement with our employees at Camino Rojo. Our employees are critical in our collective success and we value this important partnership.”

1 Cash cost, AISC, adjusted earnings and net debt are non-GAAP measures. See the "Non-GAAP Measures" section of this news release for additional information.

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Financial and Operations Update

Table 1: Financial and Operating Highlights		Q3 2023	YTD Q3 2023
Operating
Gold Produced	oz	32,425	87,393
Gold Sold	oz	31,061	87,693
Average Realized Gold Price[2]	$/oz	$1,921	$1,929
Cost of Sales - Operating Cost	$M	$16.0	$41.3
Cash Cost per Ounce[2]	$/oz	$527	$496
All-in Sustaining Cost per Ounce[2]	$/oz	$743	$712

Financial
Revenue	$M	$60.3	$170.7
Net Income	$M	$5.4	$31.4
Adjusted Earnings[2]	$M	$6.6	$32.0
Earnings per Share - basic	$/sh	$0.02	$0.10
Adjusted Earnings per Share - basic[2]	$/sh	$0.02	$0.10

Cash Flow from Operating Activities before Changes in Non-Cash Working Capital	$M	$21.8	$44.1
Free Cash Flow[2]	$M	$18.8	$31.7

Financial Position		Sept 30, 2023	Dec 31, 2022
Cash and cash equivalents	$M	$132.8	$96.3
Net debt[2]	$M	$3.4	$49.5

2 Non-GAAP measure. Please see the “Non-GAAP Measures” section of this news release for additional information.

Financial and Operations Summary

The Camino Rojo Oxide Gold Mine achieved quarterly gold production of 32,425 ounces of gold in the third quarter of 2023 at an average ore stacking rate of 19,205 tonnes per day. The average mining rate during the third quarter was 31,820 tonnes per day with a strip ratio of 0.59. The average grade of ore processed during the third quarter was 0.85 g/t gold, in line with our plan. Gold sold during the third quarter 2023 totaled 31,061 ounces. Subsequent to quarter end, October 2023 gold production totalled 11,759 ounces, a monthly record for the Company.

Tonnes of waste mined remained lower than planned during the quarter as the Company await receipt of permits from the Secretariat of Environment and Natural Resources (known as “SEMARNAT") for access to certain areas of the pit. The Company does not expect the delay in obtaining the permits to have any impact on our 2023 production guidance. However, Orla expects waste tonnes to remain below average for the remainder of 2023, resulting in lower mining costs for the year.

Third quarter cash costs and AISC totaled $527 and $743 per ounce of gold sold, respectively. The key contributors to the lower AISC are: (i) lower waste tonnes mined, (ii) lower blasting costs, and (iii) lower maintenance costs.

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At Camino Rojo, metallurgical laboratory column tests have indicated that reducing the size of the crushed ore from 28 mm to 23 mm increased the overall recovery of gold and silver. Changes to the crushing circuit were implemented in early August and the initial indication are that gold and silver recoveries are increasing above plan. The Company will continue to monitor the results of the continued optimization on the heap leach performance which has a 90 day leach cycle.

The Company revised its full year AISC guidance in August 2023, reducing the range to $700 to $800 per ounce of gold sold from its original guidance of $750 to $850 per ounce. The reduced cost guidance was mainly driven by lower waste tonnes mined during the first half of 2023 which is expected to continue for the remainder of the year due to limited access to certain areas of the pit as the Company await permits from the SEMARNAT, as noted above. The Company maintains the AISC guidance of $700 to $800 per ounce of gold sold.

On October 16, 2023, the Company increased its full year gold production guidance range to 110,000 to 120,000 ounces from its initial guidance of 100,000 to 110,000 ounces. Sustaining capital during the third quarter of 2023 totaled $2.5 million. This covered items such as the construction of a dome over the ore stockpile for dust control, the construction of water wells and IT network infrastructure, as well as drilling and evaluation work at the Layback Area.

Exploration and Projects Update

In the third quarter, exploration was focused on drilling at Camino Rojo in Mexico and South Railroad in Nevada, US.

Camino Rojo Exploration Update (Mexico)

Orla’s 2023 Camino Rojo exploration budget is $22 million. Approximately 80% of the planned 34,000 metres of infill drilling on the Sulphides has been completed and is intended to advance the understanding of the deposit. The regional exploration drill program is testing priority regional targets in an effort to make new satellite discoveries. Approximately 85% of the planned 15,000 metre regional drilling program has been completed to date.

High grade gold and zinc intersections continue to support potential for Camino Rojo Sulphides Extensions

Additional drilling targeting polymetallic (Au-Ag-Zn) semi-massive to massive sulphide mineralization below the Caracol Formation hosted Sulphides was completed in the third quarter of 2023. These intercepts indicate mineralization remains open at depth along and adjacent to interpreted feeder-like structures for the currently defined Camino Rojo deposit. Approximately 20% of the 2023 Sulphides drill holes were extended, beyond the boundaries of the current open pit resource estimate, to test the down plunge continuity of gold mineralization along the steep northwest dipping Dike Structural Zone.

As reported in Q2 2023 (Orla Mining Reports Second Quarter 2023 Results), drill hole CRSX23-15C intersected significant polymetallic sulphide replacement mineralization beneath the Caracol Formation hosted Sulphides along and adjacent to the Dike Structural Zone. This intersection, supported by a new geological model, suggests the extension of the currently defined sulphide mineralization. Based on this model, and success of hole 15C, a drill section was designed to follow-up on historical drill results 250m down plunge of hole 15C, 450m from the limit of the current resources. Visual results from the step-out drill section indicate a similar style of semi-massive to massive sulphide mineralization as was intercepted in hole 15C. Based on visual results, sulphide mineralization remains open at depth. Assay results are pending.

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Following positive results from the 2023 Sulphides Extension drill program, near mine exploration efforts in 2024 are anticipated to shift from infill drilling of the Caracol-hosted Sulphides to focus on assessing the down dip and down plunge extension of the CR deposit while continuing to advance economic evaluation of the Caracol-hosted mineralization.

Drill results at Camino Rojo Sulphides continue to support potential for underground development

Drilling into the Camino Rojo Sulphides continues to intercept wide zones (>15m down-hole drill intersections) of higher-grade gold mineralization (>2g/t Au), and in conjunction with metallurgical results from the 2021 drilling (see news release dated May 9, 2022), supports the potential for underground development and a standalone processing option for the Camino Rojo Sulphides.

The 2023 infill drilling is expected to be completed in the fourth quarter 2023. Drill results from the 2023 drill program will inform a future update to a potential underground resource estimate, mining methods, and production decisions.

See the Company’s news release dated June 22, 2023, and full drill results are available at www.orlamining.com.

Near mine layback drilling seeking to confirm mineralization with targeted mineral resource addition

The Company completed drilling in the oxide pit layback to confirm and delineate mineralization on the Fresnillo plc (“Fresnillo”) property, located immediately north of and adjacent to the Camino Rojo Oxide Mine open pit. Results from the Layback Program were as expected and will be included in the 2023 year-end Mineral Resource and Mineral Reserve estimate update expected to be published in the first quarter of 2024.

South Railroad Exploration Update (Nevada, US)

The first full year of exploration at South Railroad, following Orla’s acquisition of the project in August 2022, is progressing with drilling continuing through the third quarter. The exploration objectives at South Railroad are to upgrade and grow resources at satellite deposits and drill test multiple targets for new discovery. Drilling in the third quarter focused on infill drilling to support upgrading resources at the North Bullion deposit as well as testing the pit extension potential of the Dark Star and Pinion deposits. Infill and extension drilling is expected to be completed in the fourth quarter of 2023. Multiple exploration targets will also be drill tested across the South Railroad project during the fourth quarter.

Panama Update

In November 2023, the National Assembly of Panama passed Bill 1110 that included a moratorium on granting, renewing, or extending concessions for the exploration, extraction, or exploitation of metal mining in Panama. The legislation was passed in response to public opposition to certain mining activities in the country. The impact of these developments on the Company’s Cerro Quema Project remains uncertain and rapidly changing. The Company expects that various factors, including potential court challenges and the May 2024 Panamanian general election, may impact its strategy in Panama. The Company will continue to monitor these developments and make an informed assessment of its strategy once additional information is available.

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Orla believes that the Cerro Quema Project could be an important social and economic contributor to the host community of Panama. The Company is committed to sustainable mining which includes sharing the benefits created by the mining operations and being responsible environmental stewards of the local environments where it operates.

2023 Guidance Update

The Company is advancing the construction of the third phase of the heap leach pad at Camino Rojo in the fourth quarter. This construction is ahead of schedule and is expected to increase sustaining capital in 2023 by $4 million. The Company maintains its 2023 full year AISC guidance of $700 to 800 per ounce gold sold.

Financial Statements

Orla’s unaudited financial statements and management’s discussion and analysis for the quarter ended September 30, 2023, are available on the Company’s website at www.orlamining.com, and under the Company’s profiles on SEDAR+ and EDGAR.

Qualified Persons Statement

The scientific and technical information in this news release was reviewed and approved by Mr. J. Andrew Cormier, P. Eng., Chief Operating Officer of the Company, and Mr. Sylvain Guerard, P. Geo., Senior Vice President, Exploration of the Company, who are the Qualified Persons as defined under NI 43-101 - Standards of Disclosure for Mineral Projects.

Third Quarter 2023 Conference Call

Orla will host a conference call on Tuesday, November 14, 2023, at 10:00 AM, Eastern Time, to provide a corporate update following the release of its financial and operating results for the third quarter 2023:

Dial-In Numbers / Webcast:

Conference ID:	5844017
Toll Free:	1 (888) 550-5302
Toll:	1 (646) 960-0685
Webcast:	https://orlamining.com/investors/presentations-and-events/

About Orla Mining Ltd.

Orla’s corporate strategy is to acquire, develop, and operate mineral properties where the Company’s expertise can substantially increase stakeholder value. The Company has three material gold projects: (1) Camino Rojo, located in Zacatecas State, Mexico, (2) South Railroad, located in Nevada, United States, and (3) Cerro Quema, located in Los Santos Province, Panama. Orla is operating the Camino Rojo Oxide Gold Mine, a gold and silver open-pit and heap leach mine. The property is 100% owned by Orla and covers over 160,000 hectares which contains a large oxide and sulphide mineral resource. Orla also owns 100% of the South Railroad Project, a feasibility-stage, open pit, heap leach gold project located on the Carlin trend in Nevada. Orla also owns 100% of Cerro Quema located in Panama which includes a pre-feasibility-stage, open-pit, heap leach gold project, a copper-gold sulphide resource, and various exploration targets. The technical reports for the Company’s material projects are available on Orla’s website at www.orlamining.com, and on SEDAR+ and EDGAR under the Company’s profile at www.sedarplus.ca and www.sec.gov, respectively.

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For further information, please contact:

Jason Simpson
President & Chief Executive Officer

Andrew Bradbury
Vice President, Investor Relations & Corporate Development

www.orlamining.com
info@orlamining.com

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Non-GAAP Measures

The Company has included certain performance measures in this news release which are not specified, defined, or determined under generally accepted accounting principles (in the Company’s case, International Financial Reporting Standards (“IFRS””)). These are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, the Company uses such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with generally accepted accounting principles (“GAAP”). In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

Average Realized Gold Price

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

AVERAGE REALIZED GOLD PRICE	Q3 2023	Q3 2022	YTD Q3 2023	YTD Q3 2022
Revenue	$60,294	$49,030	$170,697	$136,472
Silver sales	(623)	(191)	(1,522)	(607)
Gold sales	59,671	48,839	169,175	135,865
Ounces of gold sold	31,061	28,749	87,693	75,064
AVERAGE REALIZED GOLD PRICE	$1,921	$1,699	$1,929	$1,810

Net Debt

Net debt is calculated as total debt adjusted for unamortized deferred financing charges less cash and cash equivalents and short-term investments at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

NET DEBT	Sep 30, 2023	Dec 31, 2022
Current portion of long term debt	$22,800	$45,000
Long term debt	113,350	100,795
Less: Cash and cash equivalents	(132,757)	(96,278)
NET DEBT	$3,393	$49,517

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Adjusted Earnings (Loss) and Adjusted Earnings (Loss) per share

Adjusted earnings (loss) excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. The Company believes these measures are useful to market participants because they are important indicators of the strength of operations and the performance of the core business. With the addition of PSUs at the end of Q1 2023, the Company expects greater volatility in share-based payments expense going forward. Accordingly, the effect of these PSU’s in the calculation of adjusted earnings was excluded.

ADJUSTED EARNINGS	Q3 2023	Q3 2022	YTD Q3 2023	YTD Q3 2022
Net income for the period	$5,370	$8,895	$31,432	$27,080
Related to previous year	517	—	517	—
Accretion on deferred revenue	553	—	553	—
Unrealized foreign exchange	(1,437)	(3,212)	(2,143)	(3,833)
Share based compensation related to PSUs	51	—	143	—
Loss on early settlement of project loan	1,547	—	1,547	13,219
ADJUSTED EARNINGS	$6,601	$5,683	$32,049	$36,466

Millions of shares outstanding - basic	313.8	282.5	310.5	261.4
Adjusted earnings per share - basic	$0.02	$0.02	$0.10	$0.14

Companies may choose to expense or capitalize their exploration expenditures. The Company expenses exploration costs based on its accounting policy. To assist the reader in comparing against those companies which capitalize their exploration costs, please note that included within Orla’s net income (loss) for each period are exploration costs which were expensed, as follows:

	Q3 2023	Q3 2022	YTD Q3 2023	YTD Q3 2022
Exploration & evaluation expense	$11,233	$8,327	$25,300	$13,334

Free Cash Flow

The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

FREE CASH FLOW	Q3 2023	Q3 2022	YTD Q3 2023	YTD Q3 2022
Cash flow from operating activities	$25,019	$23,046	$43,393	$63,475
Cash flow from investing activities	(6,230)	2,194	(11,666)	6,832
FREE CASH FLOW	$18,789	$25,240	$31,727	$70,307

Millions of shares outstanding - basic	313.8	282.5	310.5	261.4
Free cash flow per share - basic	$0.06	$0.09	$0.10	$0.27

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Cash Costs and All-In Sustaining Costs

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

CASH COST	Q3 2023	Q3 2022	YTD Q3 2023	YTD Q3 2022
Cost of sales - operating costs	$16,039	$11,973	$41,289	$22,749
Related to previous year	(517)	—	(517)	(503)
Royalties	1,479	1,217	4,233	2,316
Silver sales	(623)	(191)	(1,522)	(388)
CASH COST	$16,378	$12,999	$43,483	$24,174

Ounces sold	31,061	28,749	87,693	54,180
Cash cost per ounce sold	$527	$452	$496	$446

ALL-IN SUSTAINING COST	Q3 2023	Q3 2022	YTD Q3 2023	YTD Q3 2022
Cash cost, as above	$16,378	$12,999	$43,483	$24,174
General and administrative expenses	3,123	2,342	9,495	4,893
Share based payments	534	518	2,260	1,056
Accretion of site closure provisions	137	118	394	235
Amortization of site closure provisions	128	224	388	343
Sustaining capital	1,757	759	4,345	1,417
Sustaining capitalized exploration expenses	780	—	1,476	—
Lease payments	247	103	606	226
ALL-IN SUSTAINING COST	$23,084	$17,063	$62,447	$32,344

Ounces sold	31,061	28,749	87,693	54,180
All-in sustaining cost per ounce sold	$743	$594	$712	$597

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Forward-looking Statements

This news release contains certain “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities legislation and within the meaning of Section 27A of the United States Securities Act of 1933, as amended, Section 21E of the United States Exchange Act of 1934, as amended, the United States Private Securities Litigation Reform Act of 1995, or in releases made by the United States Securities and Exchange Commission, all as may be amended from time to time, including, without limitation, statements regarding the Company’s 2023 guidance, including production and AISC; the Company’s exploration program, including timing, expenditures and the goals and results thereof; and the status of the Cerro Quema Project and the Company’s strategy with respect to Panama. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements were made, including without limitation, assumptions regarding: the future price of gold, silver, and copper; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; the impact of political, legal and social developments in Panama; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; the Company’s ability to secure and to meet obligations under property agreements, including the layback agreement with Fresnillo plc; that all conditions of the Company’s credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; the impact of the COVID-19 pandemic on the Company’s operations; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward-looking statements involve significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: uncertainty and variations in the estimation of mineral resources and mineral reserves; the Company’s dependence on the Camino Rojo oxide mine; risks related to the Company’s indebtedness; risks related to exploration, development, and operation activities; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations, including the COVID-19 pandemic; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations and risks associated with operating in Mexico and Panama; concession risks at the Cerro Quema project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo plc with respect to accessing certain additional portions of the mineral resource at the Camino Rojo project and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for the Camino Rojo project being only estimates and relying on certain assumptions; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes-Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company’s objectives and strategies; as well as those risk factors discussed in the Company's most recently filed management's discussion and analysis, as well as its annual information form dated March 20, 2023, which are available on www.sedarplus.ca and www.sec.gov. Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Cautionary Note to U.S. Readers

This news release has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced in this news release are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (“SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Securities Exchange Act of 1934, as amended. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained in this news release may not be comparable to similar information disclosed by United States companies.

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As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the above terms are “substantially similar” to CIM Definition Standards, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. There is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7. Accordingly, information contained in this news release may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.